UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Thomsen, Mikal J.
   Western Wireless Corporation
   3650 131st Avenue SE
   Bellevue, WA  98006
   USA
2. Issuer Name and Ticker or Trading Symbol
   Western Wireless Corporation
   WWCA
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   10/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President and Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Class B Common Stock  |n/a     |     |    | |           |   |Immed|n/a  |Class A Comm|122,958|       |122,958     |D  |            |
                      |        |     |    | |           |   |.    |     |on (2)      |       |       |            |   |            |
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Class B Common Stock  |n/a     |     |    | |           |   |Immed|n/a  |Class A Comm|172,484|       |172,484     |I  |By PN Cellul|
                      |        |     |    | |           |   |.    |     |on (2)      |       |       |            |   |ar, Inc.    |
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Class B Common Stock  |n/a     |10/11|J (1| |180,217    |A  |Immed|n/a  |Class A Comm|180,217|       |180,217     |I  |By Stanton C|
                      |        |/00  |)   | |           |   |.    |     |on (2)      |       |       |            |   |ommunication|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |s Corporatio|
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) On the transaction date, reporting person acquired ownership of approximately 14.14% of Stanton
Communications Corporation. Through his ownership of Stanton Communications Corporation, reporting person beneficially owns 180,217 shares of Class B Common Stock of Western Wireless Corporation; reporting person does not have voting control over such shares.
(2) Shares of Class B Common Stock are convertible on a one-for-one basis, subject to the Issuer's charter, into shares of Class A Common Stock, which has been registered under Section 12 of the Securities Exchange Act of
1934, as amended.
SIGNATURE OF REPORTING PERSON
Mikal J. Thomsen
DATE
November 10, 2000